ISSUED ON BEHALF OF RELX PLC

Result of Annual General Meeting 2021

The Company held its Annual General Meeting ("AGM") at 09:30am today, Thursday 22 April 2021.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 21 resolutions.

	Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding Treasury shares)	Withheld
1.	Receive the 2020 Annual Report	1,601,922,507	99.88	1,946,313	0.12	1,603,868,820	82.98%	12,859,150
2.	Approve Annual Remuneration Report	1,468,935,889	92.45	119,930,775	7.55	1,588,866,664	82.20%	27,861,306
3.	Declaration of 2020 Final Dividend	1,609,982,186	99.59	6,553,089	0.41	1,616,535,275	83.63%	192,695
4.	Re-appointment of auditors	1,605,394,061	99.31	11,110,978	0.69	1,616,505,039	83.63%	222,931
5.	Auditors’ remuneration	1,615,416,016	99.93	1,074,223	0.07	1,616,490,239	83.63%	237,731
6.	Elect Paul Walker as a Director	1,603,010,080	99.16	13,506,567	0.84	1,616,516,647	83.63%	211,323
7.	Elect June Felix as a Director	1,615,513,153	99.94	1,004,708	0.06	1,616,517,861	83.63%	210,109
8.	Re-elect Erik Engstrom as a Director	1,615,946,103	99.96	574,159	0.04	1,616,520,262	83.63%	207,708
9.	Re-elect Wolfhart Hauser as a Director	1,569,795,344	97.11	46,727,556	2.89	1,616,522,900	83.63%	205,070
10.	Re-elect Charlotte Hogg as a Director	1,603,771,491	99.83	2,714,654	0.17	1,606,486,145	83.11%	10,241,825
11.	Re-elect Marike van Lier Lels as a Director	1,612,873,263	99.77	3,652,667	0.23	1,616,525,930	83.63%	202,040
12.	Re-elect Nick Luff as a Director	1,613,378,731	99.81	3,145,504	0.19	1,616,524,235	83.63%	203,735
13.	Re-elect Robert MacLeod as a Director	1,611,739,719	99.70	4,782,452	0.30	1,616,522,171	83.63%	205,799
14.	Re-elect Linda Sanford as a Director	1,604,614,192	99.26	11,911,484	0.74	1,616,525,676	83.63%	202,294
15.	Re-elect Andrew Sukawaty as a Director	1,616,406,736	99.99	101,648	0.01	1,616,508,384	83.63%	219,586
16.	Re-elect Suzanne Wood as a Director	1,528,380,691	94.55	88,138,429	5.45	1,616,519,120	83.63%	208,849
17.	Authority to allot shares	1,481,405,588	91.64	135,182,628	8.36	1,616,588,216	83.64%	139,754
18.	Disapplication of pre-emption rights	1,605,275,705	99.70	4,830,848	0.30	1,610,106,553	83.30%	6,621,417
19.	Additional disapplication of pre-emption rights	1,582,670,235	98.30	27,436,232	1.70	1,610,106,467	83.30%	6,621,503
20.	Authority to purchase own shares	1,594,692,983	98.74	20,286,503	1.26	1,614,979,486	83.55%	1,748,484
21.	Notice period for general meetings	1,495,564,627	92.52	120,941,810	7.48	1,616,506,437	83.63%	221,533

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 18 to 21 are Special Resolutions.

4.	At the close of business on Tuesday 20 April 2021 the total number of ordinary shares in issue, excluding Treasury shares, was 1,932,904,250.

5.

The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.